Exhibit 21

SUBSIDIARIES

Name	State of Incorporation	Doing Business As
Trebor Industries, Inc.	Florida	Brownie’s Third Lung
Brownie’s High Pressure Compression Services, Inc.	Florida	LW America’s
BLU3, Inc.	Florida	-
Submersible Systems, Inc.	Florida	Spare Air
Live Blue, Inc.	Florida	-